MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Paramount Energy Trust (the "Trust" or "PET")
Suite 3200, 605 – 5th Avenue S.W.
Calgary, Alberta  T2P 3H5

2.	Date of Material Change:

May 26, 2010

3.	News Release:

On May 26, 2010 at Calgary, Alberta, a news release was issued and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

On May 26, 2010, the Trust closed its previously announced "bought deal" debenture financing (the "Offering") of $60,000,000 aggregate principal amount of 7.00% convertible unsecured junior subordinated debentures (the "Debentures").

5.	Full Description of Material Change:

5.1	Full Description of Material Change

On May 26, 2010, the Trust closed its previously announced Offering of Debentures.  The Offering was underwritten by an underwriting syndicate led by BMO Capital Markets and included CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Genuity Corp., Cormark Securities Inc., RBC Capital Markets, FirstEnergy Capital Corp. and Peters & Co. Limited.

The Debentures have a face value of $1,000 per Debenture, a coupon of 7.00%, a maturity date of December 31, 2015 and are convertible into trust units of PET ("Units") at a conversion price of $7.00 per Unit, being a conversion rate of 142.8571 Units per $1,000 principal amount of Debentures.  The Debentures pay interest semi-annually on June 30 and December 31, with the initial interest payment on December 31, 2010.

The Debentures are listed and posted for trading on the TSX under the symbol "PMT.DB.E".

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102.

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business numbers of the executive officer of Paramount Energy Operating Corp, attorney-in-fact of the Trust and agent of Computershare Trust Company of Canada, who is knowledgeable of the material change and this report is:

Cameron R. Sebastian: Vice President, Finance and Chief Financial Officer
Telephone: (403) 269-4400
Facsimile:  (403) 269-6336

9.	Date of Report:

May 26, 2010